UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub:

Update regarding proposed voluntary delisting of the equity shares of Vedanta Limited (“Company”) in accordance with the provisions under the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”).

This is to inform you that Vedanta Resources Limited and its indirect subsidiaries namely, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, have issued a corrigendum to the public announcement dated September 28, 2020 which was published on September 29, 2020 and the letter of offer dated September 28, 2020 (“Corrigendum”) in the following newspapers on October 02, 2020:

Newspaper	Language	Editions
Financial Express	English	All editions
Jansatta	Hindi	All editions
Navshakti	Marathi	Mumbai
The Free Press Journal	English	Mumbai

Please find enclosed a copy of the Corrigendum for your reference and records.

The Corrigendum is also being made available on the website of the Company i.e., www.vedantalimited.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2020	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer

CORRIGENDUM TO THE PUBLIC ANNOUNCEMENT DATED SEPTEMBER 28, 2020 AND THE LETTER OF OFFER DATED SEPTEMBER 28, 2020 FOR THE ATTENTION OF EQUITY SHAREHOLDERS OF

VEDANTA LIMITED

FOR DELISTING OF EQUITY SHARES

CIN: L13209MH1965PLC291394

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

Company Secretary & Compliance Officer: Ms. Prerna Halwasiya;

Tel. no.: +91 22 6643 4500; Fax no.: +91 22 6643 4530;

E-mail ID: comp.sect@vedanta.co.in; Website: www.vedantalimited.com

This corrigendum dated October 01, 2020 (“Corrigendum”) to the public announcement dated September 28, 2020 which was published on September 29, 2020 (“Public Announcement”) and letter of offer dated September 28, 2020 (“Letter of Offer”) is being issued by certain members of the promoter and promoter group of Vedanta Limited (“Company”), namely, Vedanta Resources Limited (“VRL”) and its wholly owned step down subsidiaries namely, Vedanta Holdings Mauritius Limited (“VHML”) and Vedanta Holdings Mauritius II Limited (“VHML II”) (collectively, to be referred as “Acquirers”), in respect to proposed acquisition of fully paid-up equity shares having face value of INR 1/- (Indian Rupee One only) each (“Equity Shares”) held by the Public Shareholders, and consequent voluntary delisting of the Equity Shares from the stock exchanges where they are listed namely, BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) (collectively to be referred as the “Stock Exchanges”), in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”) (such offer, the “Delisting Offer”). The Public Announcement was published on September 29, 2020 in: (i) Financial Express (English, all editions); (ii) Jansatta (Hindi, all editions); (iii) Navshakti (Marathi, Mumbai edition); and (iv) The Free Press Journal (English, Mumbai edition) (collectively, the “Newspapers”).

This Corrigendum is in continuation of and should be read in conjunction with the Public Announcement and the Letter of Offer. Capitalized terms used in this Corrigendum and not defined herein shall have the same meaning as ascribed to it in the Public Announcement and the Letter of Offer.

IN RELATION TO THE PUBLIC ANNOUNCEMENT AND THE LETTER OF OFFER, THE PUBLIC SHAREHOLDERS ARE REQUESTED TO TAKE NOTE OF THE FOLLOWING MODIFICATIONS:

1.

In paragraph 12.3 of the Public Announcement, details relating to the annualized trading turnover based on the trading volume of the Equity Shares on BSE and NSE during the period from May 2, 2019 to April 30, 2020 (i.e., 12 calendar months prior to the month of the Stock Exchanges Notification Date) have been disclosed. The data in the table was inadvertently interchanged and should be read as below:

Stock Exchange	Total shares traded	Total listed shares	Trading (as a percentage of the total listed shares) (%)
BSE	21,45,37,897	371,71,96,639	5.8%
NSE	392,55,21,328	371,71,96,639	105.6%

Source: Based on certificate dated May 18, 2020 issued by Price Waterhouse & Co LLP.

2.

In paragraph 12.6 of the Public Announcement and paragraph 12.6 of the Letter of Offer, certain details relating to floor price have been disclosed. There was an inadvertent error in the figure corresponding to entry (c) provided in the table, which was erroneously mentioned as INR 64.89 instead of INR 65.00. The rectified table is set out below:

(a)	the highest negotiated price per share of the target company for any acquisition under the agreement attracting the obligation to make a public announcement of an open offer;	Not applicable

(b)	the volume-weighted average price paid or payable for acquisitions, whether by the acquirer or by any person acting in concert with him, during the fifty-two weeks immediately preceding the date of the public announcement;	INR 64.89*

(c)	the highest price paid or payable for any acquisition, whether by the acquirer or by any person acting in concert with him, during the twenty-six weeks immediately preceding the date of the public announcement;	INR 65.00*

(d)	the volume-weighted average market price of such shares for a period of sixty trading days immediately preceding the date of the public announcement as traded on the stock exchange where the maximum volume of trading in the shares of the target company are recorded during such period, provided such shares are frequently traded;	INR 87.25*

(e)	where the shares are not frequently traded, the price determined by the acquirer and the manager to the open offer taking into account valuation parameters including, book value, comparable trading multiples, and such other parameters as are customary for valuation of shares of such companies; and	Not applicable

(f)	the per share value computed under sub-regulation (5), if applicable	Not applicable

* Based on certificate dated May 18, 2020 issued by Price Waterhouse & Co LLP.

3.

In paragraph 21.4 of the Letter of Offer, the words “Further, as described above in paragraph 19.1 of this Public Announcement,” appearing in line nos. 10 and 11 from top shall be read as “Further, as described above in paragraph 19.1 of this Letter of Offer”.

4.

In paragraph 21.10.3 of the Public Announcement and paragraph 21.10.3 of the Letter of Offer, the words “surrender their ADS (or their ADRs, as applicable)” appearing in the first line shall be read as “surrender their ADS (or their ADRs, if applicable)”.

Except as detailed in this Corrigendum, the contents and other terms of the Public Announcement and the Letter of Offer remain unchanged. This Corrigendum will be published in the Newspapers on October 02, 2020 and would also be available on the website of the Stock Exchanges i.e., www.bseindia.com and www.nseindia.com.

MANAGER TO THE OFFER	REGISTRAR TO THE OFFER

J.P. Morgan India Private Limited	KFin Technologies Private Limited (formerly known as Karvy Fintech Private Limited)
CIN: U67120MH1992FTC068724	CIN: U72400TG2017PTC117649
Address: J.P. Morgan Tower, Off C. S. T. Road, Kalina, Santacruz (East), Mumbai – 400 098	Address: Selenium Building, Tower-B, Plot No 31 & 32, Gachibowli, Financial District Nanakramguda, Serilingampally, Hyderabad Rangareddi – 500032, Telangana
Tel. no.: +91 22 6157 3000	Tel. no.: +91 40 6716 2222/ 1-800-34-54001
Fax no.: +91 22 6157 3911	Fax no.: +91 40 2343 1551
Email: vedanta_delist@jpmorgan.com	Email: vedanta.delisting@kfintech.com
Contact person: Mr. Shagun Gupta	Contact person: Mr. Murali Krishna
SEBI registration no.: INM000002970	SEBI registration no.: INR000000221
Validity period: Permanent	Validity period: Permanent
ADVISOR TO THE ACQUIRERS FOR THE DELISTING PROCESS

CIN: U99999MH1993PLC071865
DAM Capital Advisors Limited	Address: One BKC, Tower C, 15th Floor, Unit No. 1511, Bandra Kurla Complex, Bandra (East), Mumbai – 400051

For and on behalf of Board of Directors of the Acquirers

For and on behalf of VEDANTA RESOURCES LIMITED

Sd/-	Sd/-	Sd/-
Name: Ravi Rajagopal	Name: Geoffrey Green	Name: Deepak Kumar
Designation: Director	Designation: Director	Designation: Company Secretary

Date: October 01, 2020
Place: London

For and on behalf of VEDANTA HOLDINGS MAURITIUS LIMITED

Sd/-	Sd/-
Name: Ashwanee Ramsurrun	Name: Shakill Ahmad Toorabally
Designation: Director	Designation: Director

Date: October 01, 2020
Place: Mauritius

For and on behalf of VEDANTA HOLDINGS MAURITIUS II LIMITED

Sd/-	Sd/-
Name: Rajiv Mangar	Name: Shakill Ahmad Toorabally
Designation: Director	Designation: Director

Date: October 01, 2020
Place: Mauritius